UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ASM International N.V.

(Name of Issuer)

Common stock

(Title of Class of Securities)

N07045102

(CUSIP Number)

A. Peter Harwich, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 610 - 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N07045102

1.	Names of Reporting Persons. Arthur H. del Prado, individually and as trustee for Stichting Administratiekantoor ASM International, a trust controlled by Arthur H. del Prado

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,346,323 Common Shares (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,346,323 Common Shares (1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,346,323 Common Shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(3) 17.98%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 2,142,039 shares held by Stichting Administratiekantoor ASM International, a trust controlled by Arthur H. del Prado (the “Reporting Person”).

(2)   2,800,000 Common Shares (the “Pledged Shares”) have been pledged as collateral to secure the performance by the Reporting Person of his obligations to a certain financial institution (“Financial Institution”) pursuant to certain put options. Under the terms of the pledges, the Reporting Person’s rights to vote and dispose of the Pledged Shares are subject to certain restrictions. By reason of these restrictions, the Reporting Person may be deemed to share voting and dispositive control over the Pledged Shares with Financial Institution.

(3)   Based on an aggregate of 63,095,986 Common Shares outstanding as of March 15, 2013, as reported in the Issuer’s 2012 Annual Report on Form 20-F filed with the SEC on April 4, 2013.

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Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements where indicated the Statement on Schedule 13D originally filed on May 8, 2006 (the “Original Statement”), first amended on November 25, 2008 (“Amendment No. 1”) and later amended on June 23, 2010 (“Amendment No. 2”). The Original Statement, Amendments No. 1, No. 2, and No. 3 are collectively referred to herein as “Schedule 13D.”

Capitalized terms used but not defined, herein shall have the meaning ascribed to them in the Original Statement. This Amendment No. 3 amends the Original Statement and Amendments No. 1 and No. 2 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement and Amendments No. 1 and No. 2 remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 18, 2013, Arthur H. del Prado sent a letter to the Supervisory Board of ASM International N.V. indicating that he would not support the reappointment of Mr. G-J. Kramer to the supervisory board of ASMI and that he would vote against such reappointment.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations such as the Issuer’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on his evaluation of various factors, the Reporting Person may take such actions with respect to his investment as he deems appropriate in light of circumstances existing from time to time, including any one or more of the actions listed in clauses (a)-(j) of Item 4 of Schedule 13D.

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Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

99.5	Letter from Arthur H. del Prado to the Supervisory Board of ASM International N. V., dated April 18, 2013.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2013	By:	/S/ ARTHUR H. DEL PRADO
Date		Arthur H. del Prado,
individually and as trustee of Stichting
Administratiekantoor ASM International